06008411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH, D.C. 213 SECTION

AB 4/20 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2005 (MM/DD/YY) AND ENDING December 31,2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ING FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Egan (646)424-8133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THO...
FINA...

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Cirrito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Markets LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA BALZANO
Notary Public, State of New York
No. 01BA4875105
Qualified in Suffolk and New York Counties
Commission Expires Dec. 22, 2006

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors and member of
ING Financial Markets LLC:

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (an indirect wholly owned subsidiary of ING Groep N.V.) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Financial Markets LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2006

ING FINANCIAL MARKETS LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	13,116
Securities segregated under Federal and other regulations		5,000
Collateralized short-term financing agreements:		
Deposits paid for securities borrowed		17,413,714
Securities purchased under agreements to resell		6,347,589
Financial instruments:		
Securities owned, at market value		73,351
Trading account assets, at market value		120,558
Receivable from affiliate		468
Receivable from broker-dealers, customers, and clearing organizations		138,358
Collateral received for securities lending activities		1,439,191
Memberships in exchanges, at cost (market value $4,425)		1,278
Other assets		338
Total assets	$	25,552,961
Liabilities and Member's Equity		
Short-term loan from affiliate	$	221,000
Collateralized short-term financing agreements:		
Deposits received for securities loaned		14,644,346
Securities sold under agreements to repurchase		8,409,217
Financial instruments:		
Securities sold, not yet purchased, at market value		25,857
Trading account liabilities, at market value		100,086
Payable to broker-dealers, customers, and clearing organizations		93,292
Obligation to return securities received as collateral		1,439,191
Accounts payable and accrued expenses		4,861
Total liabilities		24,937,850
Commitments and contingencies		
Subordinated borrowing		83,000
Member's equity		532,111
Total liabilities and member's equity	$	25,552,961

See accompanying notes to statement of financial condition.

ING FINANCIAL MARKETS LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Notes to the Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

(1) Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect wholly owned subsidiary of ING Groep N.V. The Company, a registered broker-dealer in securities under the Securities Exchange Act of 1934 (SEC), is a member of New York Stock Exchange (NYSE) and other principal exchanges. In December 2004, the Company was approved as a member of the Options Clearing Corporation "OCC". The Company primarily provides agency brokerage, execution services for equities sales and trading, fixed income sales and trading, securities lending activities, options and futures derivatives activities, repurchase and resale agreements, and limited investment banking services.

The Company clears and settles all equity products through an unaffiliated securities clearing firm on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with original maturities of 90 days or less.

(c) Repurchase and Resale Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. Such transactions are collateralized by cash and are recorded at their contracted resale or repurchase amounts. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(Dollars in thousands)

(d) Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

(e) Financial Instruments

Financial instruments used in dealing and other trading activities are recorded at fair value based upon quoted market prices.

(f) Trading Account Assets and Liabilities

Trading account assets and liabilities include the market value of options and futures contracts held for trading purposes based on quoted market prices.

(g) Exchange Membership

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the net realizable value.

(h) Accounting for Transfers of Financial Assets

At December 31, 2005, the Company has received collateral with an approximate fair value of $24,650,858, which is permitted by contract or custom to sell or repledge in the normal course of business. Approximately, $23,888,688 of such collateral at fair value has been either sold or repledged by the Company at December 31, 2005. The Company utilizes collateral received primarily to facilitate securities lending, repurchase, and resale transactions. The Company also recognized securities received from an affiliate as collateral with an approximate fair value of $1,439,191 as securities received for securities lending and obligation to return securities received as collateral in the statement of financial condition for these noncash securities lending transactions.

(i) Securities Transactions

The Company records proprietary securities transactions on a trade-date basis. Agency securities transactions are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(3) Securities Segregated under Federal and Other Regulations

At December 31, 2005 the Company had qualified securities in the amount of $5,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

(Dollars in thousands)

(4) **Securities Owned, at Market Value and Securities Sold, Not Yet Purchased, at Market Value**

The Company owns a U.S. Treasury bill with a current market value of $4,885 which it has pledged as collateral.

Securities owned and securities sold, not yet purchased, as of December 31, 2005 consists of proprietary, trading equity securities of $68,466 and $25,857, respectively, at quoted market values.

Securities sold, not yet purchased, involve an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition.

(5) **Receivable from and Payable to Broker-Dealers, Customers, and Clearing Organizations**

Amounts receivable from and payable to broker-dealers, customers, and clearing organizations at December 31, 2005, consist of the following:

		Receivable	Payable
Customers	$	4,837	18
Broker-dealers and clearing organizations		118,458	68,304
Securities failed-to-deliver/receive		14,981	24,970
	$	138,276	93,292

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

The Company clears and settles all equity products through an unaffiliated securities clearing firm on a fully disclosed basis.

(6) **Related Party Transactions**

At December 31, 2005, the Company has approximately of $269,898 of securities borrowed, $9,070,121 of securities loaned, $310,186 of securities purchased under agreements to resell and $582,492 of securities sold under agreements to repurchase with affiliates.

At December 31, 2005, the Company had a receivable of $468 due from an affiliate included in receivable from affiliate and $4 due to an affiliate included in accounts payable and accrued expenses on the statement of financial condition.

The Company maintains a line of credit with an affiliate in the amount of $7.5 billion. The line of credit is an overnight facility and bears a market rate of interest of three-month LIBOR. The Company had an outstanding balance of $221,000 at December 31, 2005, which is included in short-term loan from affiliate in the accompanying statement of financial condition.

At December 31, 2005, the Company had an $83,000 subordinated promissory note with the Parent. See footnote number 9 for further information.

(Dollars in thousands)

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company.

The Company executes foreign securities trades through affiliates.

(7) Derivative Financial Instruments

The Company enters into options and futures contracts with off-balance sheet risk for trading purposes.

Options are contracts that provide the holder with the right, but not the obligation, to purchase or sell a specified number of units of financial instruments at a predetermined price within a specified period of time. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the-contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract, if exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

A summary of the Company's options and futures contracts follows:

	Fair value at December 31, 2005		Average fair value for the year ended December 31, 2005	
	Assets	Liabilities	Assets	Liabilities
Options	$ 119,339	98,785	55,372	56,353
Futures	1,219	1,301	140	254
Total	$ 120,558	100,086	55,512	56,607

The average fair value amounts have been calculated based on the month-end fair values. The Company believes this method fairly reflects the nature and volume of the business in all aspects material to the statement of financial condition. The notional amounts do not represent the amounts exchanged by the parties for derivative financial instruments and do not measure the Company's exposure to credit or market

(Dollars in thousands)

risks. The amounts exchanged are based on the contract amounts and other terms of the derivative financial instruments.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

(8) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) 107, *Disclosure about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(9) Subordinated Borrowing

At December 31, 2005, the Company had an $83,000 subordinated promissory note with the Parent that bears interest at a rate of one-month LIBOR plus 1/16%. Interest payments are made on a monthly basis and the subordinated promissory note is due to mature on October 4, 2007.

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organizations, and thus available in computing net capital under the Securities and Exchange regulations. To the extent that such borrowing is available in the computation of net capital and required for the Company's continued compliance with minimum net capital requirements, repayment will be expected to the extended by Parent.

(10) Income Taxes

The Company is a single member LLC, which for tax purposes, is treated as a division of its Parent. Based upon a tax-sharing arrangement, the Company is charged tax based upon its income before income tax at statutory rates. The Company has no deferred tax assets or liabilities at December 31, 2005.

(11) Defined Benefit and Defined Contribution Plan

The Parent sponsors a defined plan (the Plan) which covers substantially all full-time employees of the Parent and its wholly owned subsidiaries. All employees meeting certain eligibility requirements participate in defined benefit and defined contribution plans administered by an affiliate.

(12) Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other brokers-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability

(Dollars in thousands)

to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase business by monitoring customer credit exposure and worthiness and by limiting transactions with specific counterparties. The Company reviews collateral values daily and requires additional collateral to be deposited with or returned to the Company when it is deemed necessary.

(13) Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(14) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

Rule 15c3-1 and the rules of the New York Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 5% of aggregate debit items or $1,500. At December 31, 2005, the Company had net capital of $599,180 of which $598,930 was in excess of the required net capital of $250.

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors and the member of
ING Financial Markets LLC:

In planning and performing our audit of the financial statements and supplementary schedules of ING Financial Markets LLC (the Company) (an indirect wholly owned subsidiary of ING Groep N.V.), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the member of, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006